September 21, 1998


The Board of Directors
Bryan Steam Corporation
P.O. Box 27
Peru, Indiana  46970

Members of the Board:

You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, of the consideration (the "Consideration") to be paid to the holders (the "Holders") of the issued and outstanding shares of Common Stock (the "Common Stock") of Bryan Steam Corporation (the "Company") pursuant to the Agreement and Plan of Merger (the "Agreement") by and among Burnham Corporation ("Burnham"), Burnham Acquisition Corporation, an affiliate of Burnham ("Sub"), and the Company (the "Transaction"), pursuant to which Sub will be merged with and into the Company (the "Merger").

You have advised us that, pursuant to the Agreement, Sub will commence a tender offer for any and all outstanding shares of the Common Stock at a price of $152.00 per share net in cash (the "Tender Offer"). The Tender Offer is to be followed by the Merger in which the shares of all stockholders who did not tender will be converted into the right to receive $152.00 per share in cash. The consideration to be paid in the Tender Offer and the Merger shall hereafter be referred to as the "Consideration." We understand that there are 191,284 shares of Bryan Common Stock issued and outstanding.

McDonald and Company Securities, Inc. ("McDonald"), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. McDonald has had an investment banking relationship with the Company and has been involved in negotiating the price and terms of the Transaction.

In rendering the Opinion, we have made such reviews and analyses as we have deemed necessary. Among other things, we have reviewed and analyzed the following information:

                  (i) a draft of the Agreement, received on September 17, 1998, which we understand to be in substantially final form;

                  (ii) certain publicly available information concerning the Company, including its Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ending June 30, 1995, 1996 and 1997, respectively, and audited financial statements for the year ended June 30, 1998;

                  (iii) certain other internal information, primarily financial in nature, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis;

                  (iv)     certain publicly available information concerning the
                           trading  of,  and  the  trading   markets   for,  the
                           Company's Common Stock;

                  (v) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities;

                  (vi) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry;

                  (vii) data and explanations discussed during interviews with the Company's Senior Management Team; and

                  (viii) the general indications of interest and offers received as a result of McDonald's contacts with prospective financial and strategic acquirors of the Company.

We also considered such other data and information we judged necessary to render the Opinion.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. In addition, we have not conducted an appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. We have also assumed that the conditions to the Transaction as set forth in the Agreement would be satisfied and that the Transaction would be consummated on a timely basis in the manner contemplated by the Agreement.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date, including the value of the Company's Common Stock. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the consideration to be paid by Burnham pursuant to the Agreement and does not address the Company's underlying business decision to effect the Transaction or any other terms of the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive from the Company a financial advisory fee for our services, all of which is contingent upon the consummation of the Transaction

In the ordinary course of our business, we may actively trade securities of both the Company and Burnham for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.


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It is understood that this opinion was prepared for the  confidential use of the
Board of Directors and Senior Management of the Company and may not be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent. Our opinion is directed to the Board of Directors and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at a stockholders' meeting held in connection with the Transaction.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be paid by Burnham pursuant to the Agreement is fair, from a financial point of view, to the stockholders of the Company.

                                        Very truly yours,



                                        /s/ McDONALD & COMPANY SECURITIES, INC.
                                        ---------------------------------------
                                        McDONALD & COMPANY SECURITIES, INC.